Exhibit 6.11

FIG REVENUE-SHARING AGREEMENT

This FIG REVENUE-SHARING AGREEMENT (this “Agreement”) is entered into as of December___, 2022 (“Effective Date”), by and between the following parties (the “Parties”, and each a “Party”), with respect to the video game referenced below:

FIG PUBLISHING, INC., a Delaware corporation with its principal office at 149 5th Avenue, Floor 10, New York, New York 10010 (“Fig”); and BRAINCHILD STUDIOS LTD, a United Kingdom private company with its principal office at Flat 1 Dunstan House, 83 Malpas Road, London, United Kingdom, SE4 1DW (“Developer).

This Agreement is comprised of (i) this Signature Page, (ii) the attached Terms Schedule (the “Terms Schedule”) and (iii) the attached Terms and Conditions (the “Terms and Conditions”); all of which shall be interpreted together to form a single integrated agreement.

Licensed Game. This Agreement relates to the following video game: Blood for Baal (as further defined in the Terms Schedule, the “Licensed Game”)

This Agreement (for the avoidance of doubt, including the Terms Schedule and the Terms and Conditions) is EXECUTED by a duly-authorized representative of each Party as of the respective date set forth below.

FIG PUBLISHING, INC.		Brainchild Studios Ltd

By:	/s/ Chuck Pettid	By:	/s/ Alexander Francois
Name:	Chuck Pettid	Name:	Alexander Francois
Title:	President	Title:	Chief Executive Officer
Date:	12/19/2022	Date:	12/19/2022

FIG REVENUE-SHARING AGREEMENT

TERMS SCHEDULE

1.	BASIC TERMS

Licensed Game	The “Licensed Game” is the video game developed by Developer currently known as Blood for Baal (tentative title), including all bug-fixes, updates, upgrades, localizations and new versions released during the Term, but specifically excluding any sequels and prequels which shall constitute new and original video games in their own right.
Game Design Document	The game design document relating to the Licensed Game as confirmed and agreed by the Parties in writing and attached hereto as Exhibit A (as such document may be revised during the Term with the written agreement of both Parties).
Licensed Platforms	The “Licensed Platforms” means any and all personal computer, mobile, tablet, video game console, interactive television, virtual reality, mixed reality, augmented reality and any other operating system on which video games are played, whether now known or hereafter devised, including PC, Apple Macintosh, Microsoft Xbox, Sony PlayStation, PlayStation VR and Vita, Nintendo Switch, Wii, Wii-U, DS and 3DS, Oculus and Valve/HTC Vive, Apple Macintosh, OS X and iOS devices including iPhone and iPad, Google Android devices and all future versions of each of the foregoing.
Anticipated Release Date; Release Date	Q3 2023, being the date currently planned by Developer for general offering and sale of the Licensed Game in the Territory (subject to extension by agreement of Fig and Developer, such agreement not to be unreasonably withheld or delayed by Fig) (the “Anticipated Release Date”). The first date of general offering and sale of the Licensed Game in the Territory is referred to as the “Release Date”).
Pre-Approved Distributors	As mutually agreed by the Parties in writing.
Term of Agreement	Unless earlier terminated pursuant to the Terms and Conditions, the term of this Agreement (the “Term”) shall begin on the Effective Date and expire on the Fig Share Termination Date (as provided below).
Territory	The universe.
Fig Keys	Developer will provide Fig with one hundred (100) Fig Keys (as defined in the Terms and Conditions) at no charge, at least ten (10) days prior to the Release Date, which Fig may use, offer, sell or otherwise dispose of as provided in this Agreement.
Developer Bank Information	Bank Name: Santander IBAN: GB44ABBY09012944672825 BIC/SWIFT: ABBYGB2LXXX Accounting Number: 44672825
Fig’s Address for Notices	149 5th Avenue, Floor 10 New York, New York 10010 Attn: Fig Legal E-mail: legal@fig.co
Developer’s Address for Notices	Flat 1 Dunstan House, 83 Malpas Road London, United Kingdom, SE4 1DW Attn: Alexander Francois E-mail: alexanderjfrancois@gmail.com

2.	CERTAIN DEFINITIONS

The following terms shall have the corresponding definitions set forth below:

Fig Funds	The sum of (i) (A) all amounts raised by Fig through the Fig Fundraising minus (B) the Fig Transaction Fee and (ii) any amounts that may be contributed directly by Fig or an Affiliate. For the avoidance of doubt, neither Fig nor any Affiliate shall have any obligation to contribute any additional amount as Fig Funds, but may do so in its or their sole discretion. As used in this Agreement, “Affiliate” means an entity controlling, controlled by or under common control with the relevant Party.
Maximum Fig Funds	US$250,000
Minimum Fig Funds	US$224,000
Fig Fundraising	Fig’s solicitation and acceptance of investment with respect to the Licensed Game through Fig’s platform currently located at fig.co, republic.com/fig and/or one or more successor sites or other sites controlled by Fig (collectively and including fig.co and republic.com/fig, the “Fig Sites”), which for the avoidance of doubt may include equity offerings of certain classes of Fig’s securities, but shall not include any Fig rewards crowdfunding conducted by Developer or any additional amounts that may be contributed directly by Fig or an Affiliate.
Fig Share	Gross Receipts multiplied by the Calculated Rate. For purposes of calculating the Fig Share, Gross Receipts shall include or add back any amounts deducted by any Third-Party Publisher (as defined in the Terms and Conditions) prior to actual receipt by Developer unless otherwise agreed to by Fig pursuant to Section 3.4.3(d) of the Terms and Conditions; for purposes of clarity, the intent of this provision is to ensure that the Fig Share is not subordinated to a Third Party Publisher’s revenue share without Fig’s approval pursuant to Section 3.4.3(d).
Gross Receipts

All amounts derived from exploitation of the Licensed Game received by or for Developer or any Affiliate of Developer (or by Fig or any Affiliate of Fig pursuant to Fig Sales, as defined below). For purposes of clarity, “Gross Receipts” includes

(i) all amounts derived from commercial exploitation of the Licensed Game, including through in-app purchases, advertising and subscriptions and any amounts received or credited by Third-Party Publishers or Distributors; (ii) any advances or upfront license fees from Third-Party Publishers and Distributors as and when such advances are recouped by such Third-Party Publisher or Distributor, as applicable, but not at the time such advances or license fees are paid to Developer; and (iii) receipts received by or for Developer pursuant to any Fig rewards crowdfunding campaigns that are not spent in the development or publishing of the Licensed Game; minus Distributor commissions, commissions payable to advertising networks with respect to any advertisements served in the Licensed Game, withholding taxes, sales taxes, VAT and other taxes applying to such sales, price protection allowances and related promotional credits, discounts, chargebacks, returns, refunds, and payment processor fees.

Subject to Section 4.3, in the event that the Licensed Game has not been commercially released and the Fig Funds provided to Developer have not been recouped from Gross Receipts by the sixty (60th) month anniversary of this Agreement, Gross Receipts shall then, and only then, also include any of the foregoing amounts received by or for Developer or any Affiliate of Developer derived from use, license or other exploitation of all or any portion of the titles, themes, storyline, characters, settings, universe or other derivatives of any content comprising or incorporated in the Licensed Game, (i) in any interactive application including any video game (other than the Licensed Game, which for the avoidance of doubt is covered by the preceding paragraph) on any platform or media now in existence or hereafter invented and in any format, and including any prequel, sequel or follow- on application, (ii) in any non-interactive format through any media now in existence or hereafter invented, online and offline, including short-form, episodic and feature-length productions (whether or not theatrically released), terrestrial, cable and satellite television, IPTV, streaming and downloadable video and (iii) through merchandising, including both physical and digital form (any of the foregoing a “Derivative Work”). The Parties shall discuss in good faith such deductions, if any, as shall be applied for purposes of calculating Gross Receipts for any Derivative Work, in accordance with general market practice applying to the relevant media or platform.

In any case, Gross Receipts includes any of the foregoing amounts (i) received by Developer during the Term or (ii) received by Developer after the Term but accrued or earned during the Term.

Calculated Rate

The Tier 1 Calculated Rate, Tier 2 Calculated Rate, or Tier 3 Calculated Rate, as determined below:

1.    The Tier 1 Calculated Rate will be in effect until the Fig Share has reached 3x the Fig Funds provided to Developer; then

2.    The Tier 2 Calculated Rate will be in effect for the succeeding twenty-four (24) months succeeding the last day on which the Tier 1 Calculated Rate applies; and

3.    Thereafter (for the avoidance of doubt, beginning the day after the Fig Share Termination Date) the Calculated Rate will be 0%.

Tier 1 Calculated Rate	25% of Gross Receipts.
Tier 2 Calculated Rate	12.5% of Gross Receipts.
Developer Royalty	Gross Receipts minus the Fig Share.
Fig Share Termination Date	The last day that the Tier 3 Calculated Rate is provided to be in effect as provided above.
Fig Service Fee	5.0% of Fig Funds
Fig Transaction Fee	2.7% of the amount raised through the Fig Fundraising (inclusive of credit card processing fees, ACH fees, wire charges, etc.)

FIG REVENUE-SHARING AGREEMENT

TERMS AND CONDITIONS

1.	Game Development and Distribution.

1.1	Game Content.

Developer shall develop and maintain the Licensed Game in material conformity with the Game Design Document and in accordance with first-class professional standards commensurate with similarly situated developers in the games business for the Licensed Platforms.

1.2	Cost.

As between Fig and Developer, Developer shall be solely responsible for the cost of development and distribution of the Licensed Game, including bug-fixes, updates, upgrades and “live ops,” subject to Fig’s contribution of the Fig Funds.

1.3	Customer Service.

As between Fig and Developer, Developer shall be solely responsible for providing and maintaining customer service and technical support in the Territory to Distributors and end users with respect to the Licensed Game (including, for the avoidance of doubt, any Distributors and end-users of Fig pursuant to Fig Sales (as defined below)). Such customer service and technical support shall be of a quality that is comparable to such customer service and technical support as Developer provides for its other “top-tier” titles. For the purposes of this Section, “customer service” means the resolution of issues pertaining to the Licensed Game in the following general categories: payment processing, order inquiries, replacements and refunds, and technical support.

1.4	Credits.

Developer shall include the following credits in the beginning credits of the Licensed Game in a format reasonably agreed by the Parties: a credit to Fig as Publisher; provided that Developer shall not be liable for any casual or inadvertent failure to include such credits if such failure is corrected promptly, if technically feasible, following Fig’s reasonable request.

2.	Fig Funds; Distribution; Revenue-Sharing.

2.1.	Fig Funds.

Fig shall pay, and Developer agrees to accept, Fig Funds in an amount up to the Maximum Fig Funds, but no less than the Minimum Fig Funds reduced by amounts withheld by Fig pursuant to Section 2.1.1. The final amount of the Fig Funds will be an amount between the Minimum Fig Funds as reduced above and the Maximum Fig Funds, subject to the terms and conditions of this Agreement, as determined in the discretion of Fig. Payment of the amount of the Minimum Fig Funds shall be made no later than eight (8) weeks of the date of the close of the Fig Fundraising. In the event of multiple closings of the Fig Fundraising, whether in one or distinct offerings, subsequent payments shall be made no later than eight (8) weeks of the date of each subsequent closing. Developer shall use the Fig Funds solely for the development, marketing, publishing and operation of the Licensed Game. Prior to the Release Date, and where Developer requests additional sums from Fig, Fig may pay such additional sums, and these shall be treated as Fig Funds not subject to any Maximum Fig Funds limit.

2.1.1.	Amounts Withheld.

Developer agrees that Fig will retain from the payment of the Fig Funds an amount equal to the Fig Service Fee multiplied by the Fig Funds, plus (y) any Developer-approved marketing and other expenses that have been paid for by Fig and (z) any withholding taxes, VAT and sales taxes required to be withheld by Fig and upon . All such expenses described in clause (y) in the preceding sentence are subject to the prior written approval of Developer.

2.1.2.	Reserved.

2.2.	Distribution Agreements.

2.2.1.	Defined

A “Distribution Agreement” means an agreement whereby a Distributor is granted the right to distribute, deliver, transmit, stream, resell or wholesale the Licensed Game on any Licensed Platform. “Distributor” means the distributing counterparty to a Distribution Agreement, and includes the Apple App Store, Google Play, Amazon Appstore and Steam as well as regional distributors of mobile and personal computer applications, for example in developing countries.

2.2.2.    New Distribution Agreements by Developer. Developer may enter into any Distribution Agreement in its discretion, provided that each such Distribution Agreement establishes terms based on arm’s-length dealings. Developer agrees as soon as reasonably practicable to notify Fig by email or in writing when it enters into any Distribution Agreement and to provide Fig with a copy of such Distribution Agreement, subject to Developer’s obligations of confidentiality therein. In the event that the counterparty to any Distribution Agreement is an Affiliate of Developer, Developer shall notify Fig of such fact upon providing the Distribution Agreement (which shall be unredacted) to Fig.

2.2.3.	Fig Sales; New Distribution Agreements by Fig.

Fig may advertise, offer and sell the Licensed Game directly, including through the Fig Site(s), pursuant to the license granted in Section 3.1, as well as through Distributors. Fig will obtain Developer’s prior written approval for each Distribution Agreement that Fig enters into with a Distributor (other than a Pre- Approved Distributor, as set forth on the cover page hereto), which approval may be withheld in Developer’s sole discretion (all sales pursuant to this Section 2.2.3, “Fig Sales”).

2.2.4.	Licensed Game Purchase Links.

Developer will deliver to Fig the link(s) under which visitors to any Fig Site(s) (determined in Fig’s discretion) and those of Fig’s Distributors as permitted in this Agreement may purchase the Licensed Game, as the Licensed Game may be updated from time to time, as well as all up-to-date information (such as pricing) for Fig and such Distributors for reference to offer the Licensed Game for sale thereby, and shall otherwise cooperate so as to avoid any delays in fulfillment or servicing of customer orders for the Licensed Game pursuant to Fig Sales.

2.3.	Licensed Game Keys.

Developer will deliver to Fig the number of valid Steam game keys of any Licensed Game that is offered in a PC version (or such other format of keys as mutually agreed) set forth on the Terms Schedule (the “Fig Keys”) as soon as reasonably practicable after the Release Date, to be held and used by Fig exclusively for the sale of the Licensed Game through Fig Sales during the Term and at Fig’s sole discretion. The Fig Keys shall be deemed the sole property of Fig and Developer hereby represents and warrants that Developer shall not, and shall not knowingly allow any third party to, interfere in any manner with Fig’s ownership rights in and to the Fig Keys, including, without limitation, any duplication, cancellation, or prevention of the distribution or redemption of such Fig Keys.

2.4.        No Bundling, Etc. Without Fig’s prior written consent in each instance, and except with respect to bundling sales on Steam or as otherwise set out herein (e.g. as set out in approved marketing plans), Developer shall not have the right to cross-promote the Licensed Game in connection with any other product or service or to distribute the Licensed Game: (a) as part of (i) a “bundle” (i.e., distributed as part of a package with any other thing of value) or (ii) a “compilation” (i.e., distributed as part of a package with any other software); or (b) via any alternative form(s) of media or distribution (including OEMs and other sublicensees, etc.) not otherwise agreed in writing by the Parties in advance.

2.5.	Revenue Sharing.

Developer shall pay to Fig, or Fig shall retain (as applicable), the Fig Share in accordance with the terms below.

2.5.1.	Fig Share.

In the case of Gross Receipts received by or credited to Developer, Developer shall pay to Fig the Fig Share relating thereto in accordance with Section 2.5.4.

2.5.2.	Developer Royalty.

In the case of Gross Receipts received by or credited to Fig from Fig Sales, Fig shall pay to Developer the Developer Royalty relating thereto in accordance with Section 2.5.4. The Gross Receipts received by Fig less the Developer Royalty will be retained by Fig as the corresponding Fig Share.

2.5.3.	Certification, QA; Marketing Expenses.

Fig shall be reimbursed for any and all Developer pre-approved out-of-pocket expenses actually paid by Fig and upon Developer’s receipt of documentary evidence of such expenses as part of a certification, quality assurance or other approval process required by a Distributor, as well as Developer pre-approved marketing and localization expenses incurred by Fig (which amounts, if any, for the sake of clarity, will be reimbursed directly to Fig upon Developer’s receipt of documentary evidence of such expenses and prior to calculating Gross Receipts) (the “Marketing Expenses”).

2.5.4.	Statements and Payments.

The Fig Share and the Developer Royalty shall be paid by Developer and Fig, respectively, no later than thirty (30) days after the end of the calendar month in which the Gross Receipts are received by the applicable Party together with a statement detailing calculation of the Fig Share or the Developer Royalty, as applicable (including copies of payment statements from Distributors and calculation of any adjustment to reflect Third-Party Distributor terms as provided in the definition of Fig Share). Upon request, Developer will request Distributor to provide Fig with access to real-time reporting posted or made available by any Distributor.

2.6.	Taxes.

To the extent necessary to comply with applicable law, a paying Party may withhold taxes due from the receiving Party, at the applicable rate, as required by law and in accordance with this Section 2.6. The paying Party shall use commercially reasonable efforts to furnish to the receiving Party the original or a copy of a receipt evidencing payment thereof in a form acceptable to the government of the foreign country or other relevant local tax authority, certifying the fact that such tax has been duly paid. If for any reason the paying Party does not withhold such taxes, then the receiving Party agrees to pay such taxes within ninety (90) days from the date of notice from the paying Party. If the receiving Party does not pay such taxes and the relevant tax authority holds the paying Party liable, then the receiving Party agrees to indemnify the paying Party for any such liability within ninety (90) days from the date of paying Party’s notice thereof.

2.7.	Developer Records; Audit.

Developer shall maintain books and records reasonably sufficient to permit verification of any payments of the Fig Share and the use of the Fig Funds toward development, marketing, publishing and operation of the Licensed Game. Fig shall be permitted to examine these books and records, directly or by its representative, such examination to occur during regular business hours, upon reasonable written notice of not less than thirty (30) days, and in a manner that is not unreasonably disruptive to Developer’s business. Such inspection shall occur no more often than once per year during the Term. In the event any such inspection reveals that Developer has failed to pay or underpaid any amounts of the Fig Share or spent any amount of the Fig Funds for any purpose entirely unrelated to the development, marketing, publishing or operation of the Licensed Game, then Developer will not be in breach of its obligations pursuant to this Agreement unless having agreed in writing that such a deficiency exists and following 30 (thirty) days written notice from Fig it shall have failed to make payment of such following sums: (i) any underpaid payment of the Fig Share, or (ii) any misused Fig Funds; any such repayment of Fig Funds shall not affect the allocation of the Fig Share resulting from the Fig Funds previously paid to Developer by Fig.

2.8.	Fig Keys.

In addition to the foregoing remedy, Fig may sell, and have full rights and license to sell at Fig’s sole discretion, an amount of Fig Keys directly or through any Distributor, and retain 100% of the proceeds thereof to the extent sufficient to offset any amount due to Fig pursuant to Section 2.7, including interest, and any other amounts due by Distributor to Fig under this Agreement; provided that Fig shall have no obligation to exercise any such remedy.

3.	Fig Licenses.

3.1. Fig Sales; Advertising, Promotion and PR of Fig. Developer hereby grants to Fig for the Term a non-exclusive, fully paid up, royalty-free, transferable, sublicensable right and license throughout the Territory to sell, advertise, promote, publicly perform, reproduce, distribute, host transmit, display, and otherwise utilize the Licensed Game, through any and all online and offline media (including any Fig Site(s)), for the purpose of and in connection with Fig Sales (the “Distribution License”). For the avoidance of doubt, the Distribution License includes the right to take excerpts from the Licensed Game that have been prior-approved by Developer and use such excerpts for all purposes permitted herein and to use and display the Developer Brand Features solely in connection with the advertising and promotion of the Licensed Game as well as for marketing, promotion and public relations activities of Fig.

3.2.	Fig Fundraising.

Developer hereby grants to Fig for the Term a non-exclusive, fully paid up, royalty-free, transferable, sublicensable right and license throughout the Territory to advertise, promote, publicly perform, reproduce, modify, create derivative works, distribute, host, transmit, display, and otherwise utilize the Licensed Game, Developer Brand Features and their associated Intellectual Property, through any and all online and offline media (including any Fig Site(s)), for the purpose of and in connection with the Fig Fundraising, and including in filings with the US Securities and Exchange Commission and other US and non-US regulatory agencies, self-regulatory organizations and stock exchanges (collectively, “Regulatory Authorities”) (the license set forth in this Section 3.2, the “Fundraising License”). For the avoidance of doubt, the license provided in this Section 3.2 includes the right to take excerpts from the Licensed Game and use such excerpts for all purposes permitted in this Section 3.2.

3.2.1.	Developer Brand Features

“Developer Brand Features” means the names, trademarks, trade names, service marks, service names, branding and logos proprietary to Developer or related to Developer and/or the Licensed Game.

3.2.2.	Intellectual Property Rights

“Intellectual Property Rights” means, with respect to any item, any and all now known or hereafter known (i) rights associated with works of authorship throughout the universe, including but not limited to copyrights and moral rights, (ii) trademark and trade name rights and similar rights, (iii) trade secret rights, (iv) patents, designs, and other industrial property rights, (v) all other intellectual property and industrial property rights, and (vi) all registrations, applications, renewals, extensions, continuations, divisions or reissues thereof now or hereafter in force (including any rights in any of the foregoing).

3.3.        Delivery of Assets. To the extent not already delivered, Developer shall within ten (10) days following the Effective Date deliver to Fig, in such formats as may be reasonably requested by Fig, such key art and other assets as may be reasonably requested by Fig in connection with the exercise of Fig’s rights under the Distribution License and the Fundraising License.

3.4.	Third-Party Publishers.

3.4.1.	Third-Party Publisher

“Third-Party Publisher” means any person or entity, other than Fig and Distributor, granted a license to exploit the Licensed Game on any Licensed Platform, or otherwise designated as a “publisher of record.”

3.4.2.     Developer Third-Party Publisher Agreement. Subject to Section 3.4.3 below, Developer may enter into a Third- Party Publisher Agreement (as defined below) in its discretion. Developer agrees to notify Fig within ten (10) days of entering into any binding term sheet or binding understanding on principal terms of a Third-Party Publisher Agreement and to provide Fig with a copy of such Third-Party Publisher Agreement within ten (10) says of full execution thereof. In the event that the counterparty to any Third-Party Publisher Agreement is an Affiliate of Developer, Developer shall notify Fig of such fact upon providing the Third- Party Publisher Agreement (which shall be unredacted) to Fig.

3.4.3.	Terms.

Developer agrees that any agreement between Developer and a Third-Party Publisher (a “Third-Party Publisher Agreement”) shall:

(a)	be negotiated through good faith and arm’s-length dealings and set forth commercially-reasonable terms;

(b)	establish customary rights to audit the books and records of and to receive accounting statements from the Third-Party Publisher (“Developer’s Audit Rights”). Upon a commercially reasonable request from Fig and at Fig’s expense, Developer shall use best efforts promptly to exercise its Developer’s Audit Rights and report findings to Fig;

(c)	include a requirement that the Third-Party Publisher forward copies of all statements from Distributors to Developer, and Developer shall forward such copies to Fig, as soon as reasonably practicable following receipt; and

(d)	if the revenue-sharing terms of the Third-Party Publishing Agreement would result in Fig receiving less than the Fig Share on a Gross Receipts basis as provided in the definition of Gross Receipts provided on the Terms Schedule, then Developer shall secure Fig’s written approval prior to entering into such Third-Party Publishing Agreement, which approval will be at Fig’s sole discretion; for purposes of clarity, the Fig Share is not to be subordinated to a Third Party Publisher’s revenue share without Fig’s approval pursuant to this section.

4.	Pre-Release Delivery; Consultations

4.1.	Quarterly Developer Reports.

Developer shall provide a written report no later than the last business day of each calendar quarter prior to the Release Date regarding the status of the Licensed Game’s development, if requested by Fig, in a format and containing such information reasonably requested by Fig. Developer agrees as requested by Fig to schedule a meeting with respect to each calendar quarter prior to the Release Date to discuss such reports and any other matters of concern (which meeting may be in person, by phone or by videoconference). For the avoidance of doubt, Developer shall develop the Licensed Game in accordance with the Game Design Document unless otherwise consented by Fig in writing (which consent shall not be unreasonably withheld).

4.2.	Cooperation and Consultation.

Developer and Fig agree to cooperate as reasonably requested with regard to the marketing, advertising, promotion and distribution of the Licensed Game. In the event of disagreement, Developer shall have final say, unless the result would be additional expense to Fig or any modification to the terms of this Agreement. Developer and Fig agree to consult meaningfully over material business matters pertaining to the development of the Licensed Game, including budgeting, cash flow, marketing strategies and potential Distributors, and in connection therewith Developer agrees to provide Fig, at reasonable intervals, with the then-current build of the Licensed Game, then-current resource schedules and project timetables, and other documents and information material to the foregoing consultations.

4.3.	Consent for Derivative Works.

Solely in the event that the Licensed Game has not been commercially released and the Fig Funds provided to Developer have not been recouped from Gross Receipts, Developer shall not undertake development of, or advertise, promote, offer for sale, sell or otherwise exploit any Derivative Work without the prior written consent of Fig, and subject to such conditions as may be specified by Fig.

4.4.	No Liens or Encumbrances.

Developer has not, and will not until the first annual anniversary of the Release Date, cause or allow any liens or encumbrances to be placed against, grant any security interest in, or otherwise sell, transfer, bequeath, quitclaim or assign, the Intellectual Property Rights in and to the Licensed Game, without Fig’s prior written consent (not to be unreasonably withheld), and Developer has not and will not allow any of the foregoing to occur; provided that the foregoing shall not prohibit Developer from granting customary security interests in all or substantially all its assets in connection with the incurrence of ordinary-course commercial indebtedness.

4.5.	Questionnaire.

Developer’s responses to Fig’s form of Developer Questionnaire have been completed and delivered to Fig by Developer in good faith as part of Fig’s due diligence investigation of Developer and are free of material misstatements or omissions. Developer acknowledges and agrees that information from Developer’s responses may be included by Fig in any filing with any Regulatory Authority or disclosed to potential investors.

5.	Representations and Warranties

5.1	General.

Developer represents, covenants and warrants that (a) Developer has the right, power and authority to enter into this Agreement and to fully perform its obligations under this Agreement and to grant the rights granted or agreed to be granted hereunder; (b) the making of this Agreement by Developer does not violate any agreement existing between Developer and any other person or entity, and throughout the Term, Developer shall not make any agreement with any person or entity that is inconsistent with any of the provisions of this Agreement; (c) unless expressly permitted hereunder with respect to any approved third-party rights, Developer shall have acquired all rights necessary for the production, distribution, exhibition and exploitation of the Licensed Game and all related materials, including advertising and promotional content throughout the Territory for the purposes set forth in this Agreement; (d) to the best of Developer’s knowledge, the Licensed Game shall comply at all times during the Term with all applicable laws in effect during the Term in the Territory, including all applicable laws pertaining to the pricing, sale and distribution of the Licensed Game, as well as all applicable privacy and data protection laws; (e) to the best of Developer’s knowledge, the Licensed Game and any advertising or promotional content created by Developer will not violate or infringe any right of privacy or publicity or any intellectual property right, or contain any libelous, defamatory, obscene or unlawful material, or otherwise violate or infringe any other right of any person, corporation, partnership or other entity; (f) the Licensed Game does not and will not contain (i) any material that is pornographic, obscene, or defamatory, (ii) any hidden “Easter eggs” containing any of the foregoing content; and (iii) any computer programming routines that are intended to damage, detrimentally interfere with, surreptitiously access, intercept or expropriate any system, data or personal information, or contain any viruses, Trojan horses, worms, time bombs, back-doors, or other malicious or unauthorized components. Notwithstanding the foregoing, Developer does not warrant that the use of the Licensed Game will be uninterrupted or error-free or that it will meet any Heightened Cybersecurity Requirements. For the purposes of this Agreement, “Heightened Cybersecurity Requirements” shall mean any laws, regulations, codes, guidance (from regulatory and advisory bodies, whether mandatory or not), international and national standards, industry schemes and sanctions, which are applicable to either Fig or end users (but not Developer) relating to security of network and information systems and security breach and incident reporting requirements; and (g) all contractors and subcontractors engaged by Developer in connection with the Licensed Game shall have executed written agreements with Developer providing that (i) as between such contractor or subcontractor and Developer, all work product created by such contractor or subcontractor is owned entirely and exclusively by Developer, and (ii) such contractor or subcontractor will be bound by Developer’s obligations under this Agreement to the extent that such obligations relate specifically to contractors or subcontractors, always including all confidentiality obligations.

5.2	By Fig.

Fig represents, covenants and warrants that (a) Fig has the right, power and authority to enter into this Agreement and to fully perform its obligations under this Agreement and to grant the rights granted or agreed to be granted hereunder; (b) the making of this Agreement by Fig does not violate any agreement existing between Fig and any other person or entity, and throughout the Term, Fig shall not make any agreement with any person or entity that is inconsistent with any of the provisions of this Agreement; (c) Fig shall pay the Fig Funds in an amount up to the Maximum Fig Funds, but no less than the Minimum Fig Funds; (d) Fig shall advertise, offer, sell, and distribute the Licensed Games in accordance with all applicable laws in effect during the Term in the Territory, including all applicable laws pertaining to the pricing, sale and distribution of the Licensed Game, as well as all applicable privacy and data protection laws and applicable platform policy requirements; (e) all Distributors (including Pre-Approved Distributors) engaged by Fig in connection with the Licensed Game shall have executed written agreements with Fig providing that such Distributor will be bound by Fig’s obligations under this Agreement to the extent that such obligations relate specifically to Distributors, always including all confidentiality obligations; and (f) the Fig Sites do not and will not contain any computer programming routines that are intended to damage, detrimentally interfere with, surreptitiously access, intercept or expropriate any system, data or personal information, or contain any viruses, Trojan horses, worms, time bombs, back-doors, or other malicious or unauthorized components.

5.3	Sufficiency of Funds.

Developer represents and warrants that the sum of the (i) Fig Funds; (ii) the proceeds of any Fig rewards crowdfunding; and (iii) funds currently available or will be available to Developer in a reasonable timeframe, is an amount that will be sufficient to develop the Licensed Game for the Licensed Platforms in accordance with the Agreement.

5.4	Risk of sales.

The sale of Licensed Games hereunder is speculative, and Developer can take no responsibility for the level of sales which must at all times remain Fig’s responsibility

5.5	Exclusions.

All other conditions, warranties or other terms which might have effect between the Parties or be implied or incorporated into this Agreement or any collateral contract, whether by statute, common law or otherwise, are hereby excluded, including the implied conditions, warranties or other terms as to satisfactory quality, fitness for purpose or the use of reasonable skill and care.

6.	Confidential Information

6.1.	Confidential Information.

Each Party acknowledges that it will have access to and acquire knowledge from material, data and other information concerning the operation, business, financial affairs, products, customers, trade secrets and intellectual property of the other Party that may not be known to the general public (collectively, “Confidential Information”).

6.2.	No Disclosure.

Each Party agrees to: (i) maintain and preserve the confidentiality of all Confidential Information received from the other, both orally and in writing, including, without limitation, taking such steps to protect and preserve the confidentiality of the Confidential Information as it takes to preserve and protect the confidentiality of its own confidential information; (ii) disclose such Confidential Information only to its and its Affiliates’ employees and contractors on a “need-to-know” basis, that have agreed to maintain the confidentiality thereof; and (iii) not disclose such Confidential Information to any third party without the express written consent of the disclosing Party, provided, however that each Party may disclose the financial terms of this Agreement to its and its Affiliates’ legal and business advisors and to potential investors so long as such third parties agree to maintain the confidentiality of such Confidential Information. Each Party further agrees to use the Confidential Information only for the purpose of performing this Agreement. Whenever requested by a disclosing Party and provided the same is not required for the performance by the receiving Party of its obligations hereunder, a receiving Party shall immediately return to the disclosing Party all manifestations of the Confidential Information or, at the disclosing Party’s option, shall destroy all such Confidential Information as the disclosing Party may designate.

6.3.	Exclusions.

The Parties’ obligations above shall not apply to Confidential Information that: (i) is or becomes a matter of public knowledge through no fault of or action by the receiving Party; (ii) was rightfully in the receiving Party’s possession prior to disclosure by the disclosing Party; (iii) subsequent to disclosure, is rightfully obtained by the receiving Party from a third party that is lawfully in possession of such Confidential Information without restriction; or (iv) is independently developed by the receiving Party without resort to the disclosing Party’s Confidential Information as evidenced by the receiving Party’s contemporaneous records; or (v) Fig or any Affiliate includes in any filing with any Regulatory Authority, including a description of Developer and the Licensed Game and this Agreement and related agreements, and such other information as Fig’s counsel advises so to include. Notwithstanding the provisions of Section 6.2, the receiving Party will not be in breach of its obligations hereunder if and to the extent it is required by law or judicial order to disclose any Confidential Information of the disclosing Party, provided that prior written notice of such required disclosure is furnished to the disclosing Party as soon as practicable in order to afford the disclosing Party an opportunity to seek a protective order.

7.	Term and Termination

7.1.	Sell-Off Period.

Notwithstanding expiration or termination of this Agreement and provided that Fig is in compliance with all of the terms and conditions herein, Fig may continue to sell any remaining Fig Keys in its possession for a period of sixty (60) days following expiration or termination, whereupon Fig shall exercise reasonable efforts to terminate any Fig Sales, and to cause any Distributor of Fig to terminate any such sales. Fig shall exercise reasonable efforts to remove or cause any Distributor of Fig to remove from publication or display any advertising relating to the Licensed Game posted by Fig or any such Distributor within the Sell-Off Period.

7.2.	Termination for Cause.

Either Party may terminate this Agreement prior to the end of the Term upon written notice to the other Party: (i) upon a default or breach by the other Party of any of its material obligations under this Agreement, or any material inaccuracy on such other Party’s part with respect to any representation or warranty by such other Party, that is not remedied within thirty (30) calendar days after written notice of such default from the terminating Party; or (ii) if the other Party seeks protection under any bankruptcy, receivership, trust, deed, creditor’s arrangement, or comparable proceeding, or if any such proceeding is instituted against such other Party and not dismissed within ninety (90) days.

7.3.	Reserved.

7.4.	Effect of Expiration or Termination.

Except as set forth in Section 7.5, upon expiration or any termination of this Agreement pursuant to this Section 7 all obligations and rights and licenses granted hereunder shall immediately terminate and each Party shall have no further obligations. Each Party shall retain ownership of its respective Confidential Information, and shall, if requested, return to the other party all of the Confidential Information received from the other Party up to the effective date of termination.

7.5.	Survival.

7.5.1.     Each of the terms and conditions of this Agreement that by their nature are intended to survive termination or expiration of this Agreement shall so survive, specifically Sections 2.5 (Revenue- Sharing) (to the extent relating to Gross Receipts earned or accrued during the Term), 2.6 (Taxes), 2.7 (Developer Records; Audit) , 5 (Representations and Warranties), 6 (Confidential Information), 7 (Term and Termination), 8 (Indemnification; Limitation of Liability) and 9 (General) shall survive the termination or expiration of this Agreement.

7.5.2.    In the event the Licensed Game has been commercially available prior to termination or expiration of this Agreement, the rights and licenses granted by Developer to Fig shall survive to the extent necessary to permit access and usage of the Licensed Game to end users who purchased, or other persons who have been permissibly distributed, the Licensed Game prior to termination or expiration.

7.5.3.	Reserved..

7.5.4.     The Parties acknowledge and agree that this Agreement includes a “license of intellectual property” and is subject to Section 365(n) of the United States Bankruptcy Code, and that each Party shall be entitled to all rights and benefits of such section.

7.5.5.    If Developer sells or transfers the Licensed Game or all or substantially all of the Intellectual Property Rights related to the Licensed Game, Developer shall treat the proceeds from such transaction as Gross Receipts under the Agreement, and Developer will require the purchaser of the Licensed Game or all or substantially all of the Intellectual Property Rights to assume Developer’s obligations under this Agreement in writing and, without limitation, to pay the Fig Share. Developer shall remain primarily liable to Fig for such obligations and payment.

8.	Indemnification; Limitations of Liability.

8.1.	Indemnification.

8.1.1.    By Developer. Developer agrees to, and shall, indemnify, defend and hold harmless Fig and its Affiliates and their respective directors, shareholders, officers, agents, employees, successors and assigns, from and against any and all third-party claims, demands, suits, actions, judgments, damages, costs, losses, expenses (including reasonable attorneys’ fees and expenses) and other liabilities (each, a “Claim”) to the extent arising from or in connection with (a) any allegation that, if true, would constitute a breach of any of the representations, warranties, undertakings or agreements made by Developer under this Agreement, (b) any Claim that the Licensed Game or any associated advertising or promotional content created by Developer violates or infringes the intellectual property rights, or rights or privacy or publicity, of any third party; (c) any alleged violation by Developer, or any party engaged by Developer, of any law or regulation; or (d) any Claim based on any actual or alleged misstatement or omission in any filing made by Fig or any Affiliate of Fig with any Regulatory Authority, or any information provided to potential investors in Fig or such Affiliate with respect to the Licensed Game or this Agreement, in each case to the extent such misstatement or omission arises from information provided by Developer to Fig or any Affiliate of Fig. Developer shall bear full responsibility for the defense (including any settlements) of any such Claim. For the avoidance of doubt, Developer’s obligations pursuant to this Section 8.1.1 apply without limitation in the case of Fig Sales as well as distribution by or for Developer.

8.1.2.    By Fig. Fig hereby agrees to indemnify, defend, and hold Developer and its and its Affiliates and their respective directors, shareholders, officers, agents, employees, successors and assigns, from and against any and all, or on account of, or related to any third-party claims arising out of any breach by Fig of its obligations, representations and warranties in this Agreement, or allegations that, if true, would constitute such a breach by Fig.

8.2.	Notice; Participation.

The indemnities set forth in Section 7.1 are provided strictly subject to the indemnified Party promptly notifying the indemnifying Party of any such Claim of which the indemnified Party becomes aware and shall: (i) at the indemnifying Party’s expense, provide reasonable cooperation to the indemnifying Party in connection with the defense or settlement of such Claim, (ii) at the indemnifying Party’s consent and at the indemnified Party’s expense, be entitled to participate in the defense of any such Claim; (iii) make no admissions without the written consent of the indemnifying Party; and (iv) use best efforts to mitigate the effects of such Claim.

8.3.	Settlement.

The indemnified Party agrees that the indemnifying Party shall have sole and exclusive control over the defense and settlement of any such third-party claim, provided that the indemnified Party may participate in such defense at its own expense. However, the indemnifying Party shall not acquiesce to any judgment or enter into any settlement that adversely affects the indemnified Party’s rights or interests, or includes any admission of liability by the indemnified Party, without prior written consent of the indemnified Party, such consent not to be unreasonably withheld.

8.4.	Limitation of Liability.

8.4.1.	Fig Liability.

TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, EXCEPT FOR AMOUNTS ARISING UNDER INDEMNITY, BREACHES OF CONFIDENTIALITY, GROSS NEGLIGENCE, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY SHALL FIG OR ANY AFFILIATE OF FIG BE LIABLE TO DEVELOPER OR ANY AFFILIATE OF DEVELOPER OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY FIG TO DEVELOPER UNDER THIS AGREEMENT FOR THE TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

8.4.2.	Developer Liability.

TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, EXCEPT FOR AMOUNTS ARISING UNDER INDEMNITY, BREACHES OF CONFIDENTIALITY, GROSS NEGLIGENCE, OR GROSS MISUSE OF FIG FUNDS, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY SHALL DEVELOPER BE LIABLE TO FIG OR ANY AFFILIATE OF FIG OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY FIG TO DEVELOPER UNDER THIS AGREEMENT FOR TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

9.	General.

9.1.	Disclaimers.

Neither Fig nor Developer makes any representation or warranty as to the amount of Gross Receipts that will be derived from the exploitation of the Licensed Game. Further, except as set out in Section 5.1, Developer’s Intellectual Property, the Licensed Game, the Game Design Document, and all related artwork and materials provided by Developer are “as-is” and without warranties. To the maximum extent permitted by law, Developer disclaims all other warranties, whether express or implied.

9.2.	Governing Law and Jurisdiction.

This Agreement shall be governed by and interpreted under the laws of the State of New York, without reference to its choice of laws principles. The Parties expressly understand and agree that any dispute arising under this Agreement will be brought exclusively in the state or federal courts within the County of New York, New York and the Parties hereby consent to the exclusive personal jurisdiction and venue therein.

9.3.	Independent Contractor.

The relationship created by this Agreement is one of independent contractors, and not partners, franchisees or joint ventures. No employees, consultants, contractors or agents of one Party are employees, consultants, contractors or agents of the other Party, nor do they have any authority to bind the other party by contract or otherwise to any obligation.

9.4.	Notices and Approvals.

All notices, approvals and demands under this Agreement will be in writing and will be delivered by personal service, confirmed e- mail (for the avoidance of doubt not including an automated delivery receipt), express courier, or certified mail, return receipt requested, to the address of the receiving Party set forth on the Terms Schedule, or at such different address as may be designated by such Party by written notice to the other Party from time to time. Notice shall be deemed received on the day of personal service; on the first business day after confirmed e-mail or delivery by overnight express courier; and on the third business day after sending by other express courier or certified mail.

9.5.	No Assignment.

Neither this Agreement nor any rights or obligations herein may be assigned by either Party to any other person or entity without the express written approval of the other Party (not to be unreasonably withheld or delayed), and any attempt at assignment in violation of this section shall be null and void.

9.6.	Force Majeure.

Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented directly or indirectly by reason of any act of God, fire, natural disaster, accident, act of government, shortages of material or supplies or any other cause reasonably beyond the control of such Party (“Force Majeure”), and such Party shall give the other Party written notice thereof promptly and, in any event, within fifteen (15) business days of discovery thereof, and use its diligent, good faith efforts to mitigate the effects of the event of such a Force Majeure. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure but not in excess of six (6) months.

9.7.	Entire Agreement.

This Agreement constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior or contemporaneous agreements, communications, and understandings (whether written or oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both Parties.

9.8.	Waiver.

The failure of either Party to exercise or enforce any of its rights under this Agreement will not act as a waiver, or continuing waiver, of such rights.

9.9.	Remedies Cumulative.

Any and all remedies herein expressly conferred upon a Party shall be deemed cumulative and not exclusive of any other remedy conferred hereby or by law, and the exercise of any one remedy shall not preclude the exercise of any other.

9.10.	Counterparts.

This Agreement may be signed by facsimile or digital image format and in counterparts by Fig and Developer, each of which counterpart shall be deemed an original and all of which counterparts when taken together, shall constitute but one and the same instrument. The Parties consent to execution of this Agreement by digital signatures, which shall be considered to have all legal effect as manual signatures.

9.11.	Severability.

If any provision of this Agreement is invalid or unenforceable in any jurisdiction, such provision will be enforced to the maximum extent permissible in such jurisdiction so as to effect the intent of the Parties, and the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction. If such provision cannot be so amended without materially altering the intention of the Parties, it shall be stricken in the jurisdiction so deeming, and the remainder of this Agreement shall remain in full force and effect.

9.12.	Certain Terms.

As used in this Agreement, “including” (or “includes”) means “including (or includes) but not limited to” and “writing” includes e-mail, text or other digital communication of which a record is kept.

EXHIBIT A – GAME DESIGN DOCUMENT

Fig Publishing, Inc.

Developer

Questionnaire

This questionnaire is intended to assist Licensee with preparing offering materials for Licensee’s potential investors. Certain information provided may be publicly disclosed. If you have a confidentiality concern as to any of the information you provide, please note it in the margin of the questionnaire or otherwise bring it to our attention, so that we may discuss it with you.

Please complete and sign one copy of this questionnaire and return it to Ash Leavenworth at ash@fig.co as soon as possible. Please contact Ash if you have any questions regarding how to respond to any portion of this questionnaire. Feel free to provide any of the below information on separate pages. Thank you!

A.	Corporate Information

1.	What is your company’s legal name?

Brainchild Studios Ltd

2.	When and in what jurisdiction was your company formed or incorporated? How long has your company been in business?

United Kingdom - 11 January 2017

3.	Where is your principal office located? Please list any other offices as well.

Flat 1 Dunstan House, 83 Malpas Road, London, United Kingdom, SE4 1DW

4.	How many full-time employees do you currently have?

1

5.	Do you expect that most of the development work on the Licensed Game will be performed by people that are not full time employees? If so, please describe your plans to use independent contractors or partners generally. If these parties are now known, please list them below and describe what their contribution to the development of the Licensed Game will be.

The game is being co-developed with Gigo games. They are providing production, programming and QA services. I am also contracting artist Matt Frith to create additional art.

6.	Please list your chief executive officer and any other key officers or employees.

Alexander Francois - CEO

7.	Do you have a full-time employee that is responsible for managing the company’s finances? If not, please describe who handles this function.

I am responsible for this at Brainchild Studios, while Producer Chris Reid handles this at Gigo Games.

8.	To your knowledge, within the past 10 years, has your company, or any executive, other principal or key employee of your company:

a.	been charged with, convicted of, or otherwise penalized for or subject to an order relating to, violating any securities law, rule or regulation?

No

b.	been named as a party to any bankruptcy petition or any major civil litigation or other legal proceeding?

No

c.	been convicted of or pleaded nolo contendere in a criminal matter or proceeding, or been the subject of a pending criminal proceeding (excluding traffic violations and other minor traffic offenses)?

No

If so, provide a full description.

B.	Game Development Experience (Last 5 Years)

1.	Please complete the table below for games that you have developed during the last 5 years.

As the last 5 years include 2 years working on Blood for Baal (B4B), and the rest of the time freelancing and lecturing, I’ve not had any significant releases. The projects detailed below are short, mostly free experimental pieces developed to keep myself sharp while freelancing.

Date of Release	Title	Publisher	Platforms	Initial Retail Price
Developed 2020- 2021	Unannounced Prototype	Chucklefish	PC	N/A
3 Jun 2021	The Slaughter: Magdalene	Brainchild	PC, iOS	Free
12 Sep 2020 (Demo)	Finders, Keepers Demo	Brainchild	PC	Free
4 Mar 2019	The Slaughter: Act One – Andorid Port	Brainchild	Android	$5.49
10 Jun 2018	Space2D	Brainchild	PC	$19.99

2.	Please provide commentary on the commercial success or lack of commercial success for each of these games, such as providing units sold numbers.

Finders, Keepers - The demo for Finders, Keepers was developed over a month in the first covid lockdown. Despite nothing in the way of PR spend, it was selected for both the EGX Leftfield Collection, Game Developers of Color Expo and Steam Next Fest. The demo has over 8000 plays and the game currently has 3,837 steam wishlists.

The Slaughter: Act One for Android - The Slaughter: Act One for Android holds a 4.2 rating on the play store. While not detailed in the table above due to being released over 5 years ago in 2016, the iOS version received a PocketGamer Bronze award and holds a 4.7 on the apple app store, while the PC version has an 85% very positive rating on Steam. This was my first game and essentially my education in game development, the game has been called a “a Victorian Murder Mystery Masterpiece” by press and has achieved cult classic status. It has been praised by developers including Lucas Pope and was cited as a key influence for recent release The Excavation of Hob’s Barrow. It currently has 8,238 steam wishlists.

Space2D - Space2D is a piece of software I developed over the course of a month. It’s adapted from the technology I created to make backgrounds for my game Orbit, and is a bespoke piece of software for those seeking to create space backgrounds for their games. Despite being a very niche piece of software and its one month development time, it has still sold over 700 units to date, with a price of

$19.99 on Steam.

The Slaughter: Magdalene - The Slaughter: Magdalene is a 5 minute game created to go alongside a piece of music I composed. It’s a tiny, heartfelt game that was developed in a few weeks, and has a 100% positive rating on Steam and over 12.5k downloads.

3.	Of these games, were any developed using crowdfunding? If so, please describe the campaign and the results?

The PC release of The Slaughter was successfully crowdfunded on Kickstarter, although this was back in 2013. The game received over £8000. This was when I was working as a creative writer at Groupon and had zero connections within the game industry, and still managed to get the project successfully funded on the quality of the pitch and demo alone. When funds ran low after a year of development, I took 2 months out to develop Orbit HD, which I released on iOS, Android and PC. Orbit reached #1 in the US paid Adventure games category on Google Play Store, and has sold over 30,000 copies across platforms, most importantly it served its purpose in funding the rest of The Slaughter: Act One.

4.	Describe the size and capabilities of the development team for the Licensed Game. What other games have members of the development team worked on? How does the scope and type of your prior development efforts compare with those of the Licensed Game?

Alex Francois - Alex is an expert in resourceful game development – he developed the original prototype for Blood for Baal in a month, and was signed by Team17 on the strength of this. In his recent work as a prototype developer for Chucklefish, he created a polished prototype with online multiplayer functionality in 3 months. Another recent testament to Alex’s ability to create ideas that capture people’s imagination is Finders, Keepers – based on a demo developed over one month, the game was selected for both the EGX Leftfield collection, and Game Developers of Color Expo. As a freelance game designer, he has consulted for studios including Party for Introverts, and Knights and Bikes creator Moo Yu’s new studio Artichoke Games. He also teaches on the Game Design Masters at the University of Creative Arts, and is a BAFTA Games Judge. Alex has already completed the most difficult aspects of the Licensed Games’ development over a 2 year period in creating the core systems, and now it’s a case of solving the last few design challenges, and implementing multiplayer – while he has experience in this area, the multiplayer side of the game deserves to be built as efficiently as possible by experienced programmers, which is why Aaron is taking the lead in this department.

Chris Reid – Chris is the Producer on the project. In the last year alone he has brought multiple project cycles to release, and alongside Aaron has fine-tuned Gigo games to work well within their scope and budget, leading to repeat contracts from companies such as Apple Beats, XBOX, WNBA, Kerwin Frost, and others. Experience: Head of Product of Infinite Canvas (leading UGC game publisher); Winner of US Imagine Cup in Game Design; Digital Experience Strategy Consultant @ IBM; DARPA-funded video games research fellow.

Aaron Yuan - Aaron is the programming lead at Gigo games. A published researcher with a background in machine learning, he holds a masters from Carnegie Mellon University School of Computer Science. Experience: CTO of VR Broken Colors (selected by Digicapital as a Leader in AR/VR 2018); Facebook and Disney Research; Recipient of National Science Foundation Innovation Corps Grant.

Gigo Games employees – as detailed in the Game Overview Document timeline, two additional full time employees will be working on the game at any given time, in the capacity of programming, QA and UI design.

Matt Frith – Matt is a talented pixel whose work has been featured in Kotaku. He is currently working on Powerhoofs’s highly anticipated new game The Drifter. Matt will be initially filling in any gaps in art as the game currently has an abundance of art for the first level, before creating new level themes from scratch for post-release updates.

5.	Please indicate the approximate number of games that you typically have under development at any given time. If you expect this number to increase significantly before the Licensed Game is complete, please describe. Will other ongoing projects make it difficult to develop the Licensed Game on time and on budget?

Blood for Baal will be the only game I am working on throughout the development period. Aside from this, I lecture 1 day per week, and I will not be taking any freelance work throughout.

6.	Please describe the principal risks that may prevent you from developing the Licensed Game on time and on budget.

Unforeseen technical challenges – these seem unlikely as the main challenge is implementing multiplayer – this is something I implemented in an very basic form within hours when the idea first came to me, and I do not consider myself a programmer by any means, therefore I’m confident our experienced programmers lead by Aaron should have few issues.

Within the first two months of development, we’ll get a sense of how realistic a simultaneous PC, Android and iOS release looks within our timeframe. If we have to prioritize either mobile or PC, we will ensure the two platform releases are no more than a couple of months apart.

7.	Please describe your company’s financial condition using as many statements, numbers or other details as you are willing to provide. We will get back to you if we find the information insufficient.

Brainchild Studios is in a good position financially, owing no debts currently or historically - it has little to no outgoings as it was specifically set up for Blood for Baal.

Owing to a strong year of contracting, Gigo Games are in a good position, and intend to self-finance the initial 60 day development period in the event funds provided by Fig are being processed.

8.	Does your company have any credit facilities? If so, what is the borrowing capacity of your company and how will such borrowed funds be used to develop the Licensed Game?

No

9.	Have any of your games or projects been canceled or otherwise halted prior to completion or publication? If so, list such games and state the reasons why such games were not ultimately completed or published.

I paused development of Blood for Baal when I parted ways with Team17 – it remained paused until I could find the right team to co-develop with, which I have now found in Chris and Aaron. Team17 withdrew from co-development of the game as they went over their budget – this was solely managed by them as they had their own producer and lead designer on the project- it was ultimately an unrelated dispute between the commercial and development arms of the studio which affected all projects being developed in-house at the time.

C.	Historical Sales Performance (Last 3 Years)

1.	Please provide any available information about the historical sales performance of each of the games you have developed in the past 3 years.

In the last 3 years I have been working as a freelancer, and any games I have released outside this have been free.

2.	Describe the profitability and return on investment for each of your prior games.

N/A

3.	Have any of your games or projects experienced unexpected costs well in excess of budgeted amounts? If so, list such games or projects and provide the reasons why:

N/A

D.	IP Ownership

1.	Does your company own 100% of the IP rights associated with the Licensed Game? If not, who owns the rights not owned by you?

Yes

2.	Have any of the IP rights associated with the Licensed Game been licensed elsewhere or for another game?

No

3.	Are there any restrictions on your use of the IP rights associated with the Licensed Game – length of time, platform limits, geographic limits, etc.?

No

4.	Please provide a copy of any significant IP license agreements related to the Licensed Game, such as brand and IP rights.

E.	The Licensed Game

1.	Please provide any materials created for your proposed budget or development plans (with estimated dates) for the complete development of the Licensed Game.

https://docs.google.com/document/d/1vbJGu9c9VONE5-

4E05ZwYBTe3JphmciDeNDg1UTFIg0/edit?usp=sharing

2.	Please list all of the platforms on which you intend the Licensed Game to be distributed and played.

PC, Android, iOS, Nintendo Switch, PS5, Xbox Series X/S

3.	What is the game’s anticipated retail price at launch?

PC: $4.99 to $14.99

Mobile: Free to Play

The minimum PC price is based on the lower end of multiplayer social deduction, such as Among Us and Town of Salem. As these games are very light on gameplay and visuals, we can justify charging more - Blood for Baal has an instant sense of polish provided through the art and animations, and more involved gameplay systems that push it far from the browser/flash game feel of Among Us and Town of Salem, and into the mid-range of indie games like Spelunky and The Binding of Isaac.

4.	Please list each source of funding you will receive to fund development of the Licensed Game and the amounts being provided:

Source	Amount
Fig:	$224, 000
[Other Source]:	£331,162.85 ($376,235.77) has already been invested by Team17 as development costs.
[Other Source]:	$[ ]

5.	Please list all other co-publishers that will publish or distribute the Licensed Game, if any.

None.

6.	What’s the current state of development of the Licensed Game? How long and how much development work has gone into it so far?

The game has had around 19 months of in-house development at Team17, being worked on by a team that at its largest contained 13 people. The game has been extensively usability tested – the controls alone went through over 10 iterations which were tested by paid members of the public, with reports and videos of playtesting sessions. The game has all the required level art for the initial level it will launch with. The main aspect to complete is implementation of the multiplayer, and the few remaining game design challenges. Aaron, the development lead at GiGo games has already planned the technical side of the multiplayer implementation and is ready to start implementing when funding is confirmed. We intend to have basic multiplayer functionality within the first month to begin testing. Much of the work will come from playtesting and fine-tuning to ensure the game plays great.

7.	Please list out any anticipated game engines and middleware that you intend to license for the development of the Licensed Game.

Unity, fMod, Rewired

8.	When do you expect to complete development of the Licensed Game?

Once funding is secured - 8 months for early access release version.

9.	When do you expect to commercially release the Licensed Game?

Early access release 1-2 months after initial 8 month development period.

10.	Please provide comparable games in the market to the Licensed Game, in terms of scope, content and expected commercial performance?

Among Us - this is the closest commercial comparison in terms of the social deduction mechanics, multiplayer implementation, release roadmap, and potential for streaming and sharing. Among Us has generated over $86 million revenue since launch in June 2018, its popularity on mobile was a key part of our desire to launch on iOS and Android. We feel Blood for Baal improves upon the social deduction mechanics of Among Us – these mechanics in Among Us are enough to bring players in to the game, but the gameplay outside of this isn’t fun enough to keep players engaged beyond the surface level. B4B was built primarily as an enjoyable and solid single player experience, so player feel has been extensively fine-tuned and usability tested. The characters feel responsive to control and the items fun to use. Social deduction mechanics are incredibly fun; being able to lie to your friends and strangers, but I feel a game should be at its core enjoyable to interact with – we found in playtesting, players would get lost simply playing with items around the level, proving that even the most basic interactions are joyful in our game. B4B will follow a similar release schedule to Among US; launching with one level and adding more content over time.

Dread Hunger – While aesthetically very different, Dread Hunger is another online multiplayer social deduction game. It launched in January of 2022 and by April announced 1 million copies sold, at a price point of $29.99. Like B4B, it expands on the premise of Among Us, by giving players more interesting tasks to perform, and gameplay that is satisfying from a mechanical perspective.

Town of Salem – This is one of the oldest social deduction games on Steam, having been released in 2014, but still boasts an average of around 500 concurrent daily users. It has sold far in excess of a million units. The gameplay is very simple, and shares more in common with card games like Werewolf. It is similar to B4B in that players are tasked with debating, deducing, and lying to find imposters, but does not feature any active gameplay and physical levels to navigate.

Project Winter –Released in 2019 and holding over 12k reviews on Steam, this is an 8 player multiplayer game focusing on social deception and survival. According to Playtracker, it has an estimated 2.1 million players. Like Dread Hunger, it incorporated survival mechanics and has a very similar setting. Despite its popularity, the core loop has been criticized for not being particularly fun in itself, and it relies mostly on the social deduction mechanic to retain players.